UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 21, 2020

NEC Corporation

By:	/s/ Tetsuo Mukunoki
Name:	Tetsuo Mukunoki
Title:	General Manager, Legal Division

NEC to Revise Operating Segments

Tokyo, July 21, 2020 – NEC Corporation (NEC; TSE: 6701) shifted to a new performance management system and a new organization structure effective as of April 1, 2020. In line with these changes, NEC’s operating segments will be revised as of its consolidated financial results for the first quarter of the fiscal year ending March 31, 2021, being announced on July 31, 2020.

Please refer to the below attachments for more detail: “New Segment Overview,” “Revenue and Adjusted Operating Profit/Loss (*) by New Segment.”

Primary revisions

1.	Performance management system change

Under the former organization structure, among the products and services provided by each business unit to customers, products and services managed by other business units were recorded as revenue in the segment to which the business unit managing the products and services belonged. However, in order to clarify the responsibility of the business unit performing a commercial dealing with a customer, the sales revenue of products and services are now recorded in the business unit providing products and services to a customer.

Along with this, the “System Platform” segment is no longer an operating segment, and, excluding revenue recorded in other operating segments, revenue previously recorded in the “System Platform” segment, is now included in “Others.”

2.	Segment change

NEC has made the following segment changes due to organizational reforms and changes in the management system of subsidiaries that have been implemented to accelerate business development related to digital transformation (DX) and strengthen business execution capabilities by integrating businesses with compatibility.

•	The segment managing the solution business for electric power providers has changed from “Public Infrastructure” to “Public Solutions”

•	The segment of ABeam Consulting Ltd. has changed from “Enterprise” to “Others”

•	The segment of NEC Facilities, Ltd. has changed from “Others” to “Enterprise”

Comparison of old and new segments

(*)

“Adjusted Operating Profit/Loss” is an indicator for measuring the underlying profitability in order to clarify the contribution of acquired companies to NEC’s overall earnings. It is calculated by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fees, etc.) from operating profit and loss.

Attachment 1

New Reportable Segment Overview

Segment	Main Customers / Major Products and Services	Organization
Public Solutions	<For Public, Healthcare, Regional Industries> Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment	Public Solutions Business Unit

Public Infrastructure	<For Government, Media> Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment	Public Infrastructure Business Unit

Enterprise	<For Manufacturing, Retail and Services, Finance> Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment	Enterprise Business Unit

Network Services	Network Infrastructure (Core Network, Mobile Phone Base Stations, Optical Transmission Systems, Routers / Switches) and Systems Integration (Systems Implementation, and Consulting), and Services & Management (OSS*1/BSS*2, Service Solutions)	Network Services Business Unit

Global	Safer Cities (Public Safety, Digital Government), Software Services for Service Providers (OSS*1/BSS*2), Network Infrastructure (Submarine Systems, Wireless Backhaul), System Devices (Displays, Projectors), and Energy Storage System	Global Business Unit

*1	OSS: Operation Support System
*2	BSS: Business Support System

Attachment 2

Revenue and Adjusted Operating Profit/Loss by New Segment

(Fiscal Year ended March 31, 2019 to Fiscal Year ending March 31, 2021)

(1) Revenue by segment (revenue from customers)			Billions of Yen

	Fiscal year ended March 31, 2019	Fiscal year ended March 31, 2020	Fiscal year ending March 31, 2021
Segment	Actual	Actual	Forecasts
Public Solutions	409.3	478.4	450.0
Public Infrastructure	658.8	678.8	675.0
Enterprise	550.4	549.8	560.0
Network Services	440.7	482.7	480.0
Global	409.1	493.1	455.0
Others	445.1	412.6	410.0
Total	2,913.4	3,095.2	3,030.0

(2) Adjusted operating profit (loss) by segment			Billions of Yen

	Fiscal year ended March 31, 2019	Fiscal year ended March 31, 2020	Fiscal year ending March 31, 2021
Segment	Actual	Actual	Forecasts
Public Solutions	13.8	34.2	40.0
Public Infrastructure	50.8	64.2	62.0
Enterprise	46.3	52.1	60.0
Network Services	14.8	30.6	32.0
Global	Δ 21.6	Δ 3.2	22.0
Others	21.5	24.4	15.0
Adjustment	Δ 55.7	Δ 56.5	Δ 66.0
Total	69.9	145.8	165.0

*  Forecasts by segment as of July 21, 2020

Attachment 3

Revenue and Adjusted Operating Profit/Loss by New Segment

(Fiscal Year ended March 31, 2019)

(1) Revenue by segment (revenue from customers)	Billions of Yen

	Fiscal year ended March 31, 2019
Segment	Q1	Q2	Q3	Q4
Public Solutions	70.9	93.2	91.8	153.5
Public Infrastructure	141.4	159.5	162.4	195.5
Enterprise	122.4	148.9	130.7	148.4
Network Services	92.1	106.6	99.4	142.6
Global	89.8	107.5	99.7	112.0
Others	96.3	107.8	114.3	126.7
Total	613.0	723.5	698.2	878.8

(2) Adjusted operating profit (loss) by segmen	Billions of Yen

	Fiscal year ended March 31, 2019
Segment	Q1	Q2	Q3	Q4
Public Solutions	Δ 5.2	2.3	0.8	16.0
Public Infrastructure	6.9	10.6	15.0	18.3
Enterprise	3.3	15.8	11.4	15.7
Network Services	Δ 1.1	5.3	2.8	7.8
Global	Δ 6.5	4.2	Δ 3.2	Δ 16.0
Others	0.5	5.0	Δ 0.1	16.1
Adjustment	Δ 6.1	Δ 16.3	Δ 21.3	Δ 12.0
Total	Δ 8.3	26.9	5.4	45.9

Attachment 4

Revenue and Adjusted Operating Profit/Loss by New Segment

(Fiscal Year ended March 31, 2020)

(1) Revenue by segment (revenue from customers)	Billions of Yen

	Fiscal year ended March 31, 2020
Segment	Q1	Q2	Q3	Q4
Public Solutions	87.2	120.1	108.7	162.4
Public Infrastructure	130.5	168.7	166.0	213.6
Enterprise	137.6	150.6	120.9	140.7
Network Services	94.8	119.6	108.3	160.0
Global	114.2	129.0	123.0	126.8
Others	89.5	107.2	99.7	116.1
Total	653.9	795.1	726.6	919.6

(2) Adjusted operating profit (loss) by segment	Billions of Yen

	Fiscal year ended March 31, 2020
Segment	Q1	Q2	Q3	Q4
Public Solutions	Δ 0.3	10.2	8.0	16.3
Public Infrastructure	7.6	16.7	18.1	21.8
Enterprise	8.2	17.0	11.0	15.8
Network Services	Δ 0.1	9.2	4.7	16.8
Global	Δ 0.6	1.7	0.5	Δ 4.7
Others	4.9	9.0	9.2	1.3
Adjustment	Δ 12.1	Δ 16.0	Δ 16.2	Δ 12.2
Total	7.6	47.8	35.3	55.2

Cautionary Statement with Respect to Forward-Looking Statements

This material contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the NEC Group (the “forward-looking statements”). The forward-looking statements are made based on information currently available to NEC and certain assumptions considered reasonable as of the date of this material. These determinations and assumptions are inherently subjective and uncertain. These forward-looking statements are not guarantees of future performance, and actual operating results may differ substantially due to a number of factors.

The factors that may influence the operating results include, but are not limited to, the following:

•	adverse economic conditions in Japan or internationally;

•	foreign currency exchange and interest rate risks;

•	changes in the markets in which the NEC Group operates;

•	the recent outbreak of the novel coronavirus;

•	potential inability to achieve the goals in the NEC Group’s medium-term management plan;

•	fluctuations in the NEC Group’s revenue and profitability from period to period;

•	difficulty achieving the benefits expected from acquisitions, business combinations and reorganizations;

•	potential deterioration in the NEC Group’s relationships with strategic partners or problems relating to their products or services;

•	difficulty achieving the NEC Group’s growth strategies outside Japan;

•	potential inability to keep pace with rapid technological advancements in the NEC Group’s industry and to commercialize new technologies;

•	intense competition in the markets in which the NEC Group operates;

•	risks relating to the NEC Group’s concentrated customer base;

•	difficulties with respect to new businesses;

•	potential failures in the products and services the NEC Group provides;

•	potential failure to procure components, equipment or other supplies;

•	difficulties protecting the NEC Group’s intellectual property rights;

•	potential inability to obtain certain intellectual property licenses;

•	the NEC Group’s customers may encounter financial difficulties;

•	difficulty attracting, hiring and retaining skilled personnel;

•	difficulty obtaining additional financing to meet the NEC Group’s funding needs;

•	potential failure of internal controls;

•	potentially costly and time-consuming legal proceedings;

•	risks related to regulatory change and uncertainty;

•	risks related to environmental laws and regulations;

•	information security and data protection concerns and restrictions;

•	potential changes in effective tax rates or deferred tax assets, or adverse tax examinations;

•	risks related to corporate governance and social responsibility requirements;

•	risks related to natural disasters, public health issues, armed hostilities and terrorism;

•	risks related to the NEC Group’s pension assets and defined benefit obligations; and

•	risks related to impairment losses with regard to goodwill.

The forward-looking statements contained in this material are based on information that NEC possesses as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect the NEC Group. NEC does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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